EXHIBIT 3.1

Amendment to Bylaws of Journal Media Group, Inc.

Effective March 31, 2015

The second sentence of Section 3.01 of Article III of the Bylaws is amended in its entirety to provide as follows:

“The number of directors of the corporation shall be six (6), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors.”